

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Mark F. Worthington, Esq.
Summit Law Group, PLLC
315 Fifth Ave. S., Suite 1000
Seattle, Washington 98104

> **Re: Helix BioMedix, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed October 23, 2012**
> **File No. 005-80581**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 23, 2012**
> **File No. 033-20897**

Dear Mr. Worthington:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note your responses to comments one and two in our letter dated October 5, 2012; however, we reissue our comments. Notwithstanding the fact that Mr. Frank Nickell does not hold a management position and was not actively involved in the planning and negotiations of the going private transaction, Mr. Frank Nickell and RBFSC are currently controlling shareholders who own 42.4% of the outstanding common stock, and will continue to control the company after the going private transaction by owning the same or a higher percentage after the reverse stock split. In addition, when combined with the 9.7% of the outstanding common stock currently owned by his brother, the percentage increases to over 52%. Mr. Frank Nickell and RBFSC also appear to be in a control

position, before and after the going private transaction, through means other than equity ownership by having provided significant financing to the company, including the convertible promissory note in 2010 and the letter of credit. We note that under the letter of credit agreement, Mr. Frank Nickell was issued a warrant to purchase 2,000,000 shares of common stock, which if exercised will further increase his stock ownership in the future. In addition, the letter of credit is a source of funding for the going private transaction. See the discussion of control in Question and Answer 201.05 in the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations and also Rule 12b-2. Please revise to add Mr. Frank Nickell and RBFSC as filing persons.

Preliminary Proxy Statement

The Reverse Stock Split, page 1

2. We note that even if the reverse stock split is approved, the board could propose an alternative reverse stock split on different terms and conditions, including at a lower cash-out price. Please advise as to whether you will re-solicit proxies if the board proposes to change the reverse split ratio or cash-out price; if not, then advise us as to why you believe it is appropriate not to seek shareholder approval for a different reverse split ratio or different cash-out price. We may have further comment.

Voting Information, page 5

3. We note your response to comment five in our letter dated October 5, 2012. Please revise to disclose that Mr. Frank Nickell has indicated that he would not generally oppose the going private transaction.

Effects of the Reverse Stock Split, page 5

4. We note your response to comment six in our letter dated October 5, 2012; however, we do not understand your statement that the company was not previously subject to the reporting and short-swing profits provisions of Section 16. If you mean that you believe the provisions of Section 16 were not triggered, that is not equivalent to saying that persons are not subject to the provisions of Section 16. Please revise to include disclosure regarding the loss of the reporting obligations for directors, officers and principal stockholders.

Special Factors, page 12

Background of the Reverse Stock Split, page 11

5. We note that Cascadia was provided with responses to general due diligence questions. It appears that the responses may be considered a report under Item 1015 of Regulation M-

A. Please advise and revise to describe these responses. For example, advise as to whether the due diligence responses contain any non-public information concerning Helix.

Alternatives Considered, page 18

6. We note your response to our prior comment 16. In particular, with respect to your consideration of an equity financing, we note that you state that you have engaged in several debt and equity financings since your inception and will likely continue to do so in the future. Please revise your disclosure to provide the reasons why you rejected an equity financing in this case.

Opinion of Cascadia Capital, page 24

7. We note your response to our prior comment 17. Please file the Cascadia presentation, including any talking papers or drafts as an exhibit to the Schedule 13E-3 pursuant to Item 1016(c) of Regulation M-A.

Summary of Diligence, page 25

8. We note your response to our prior comment 19. However, we also note that Cascadia Capital reviewed, analyzed and inquired about your internal financial forecasts as one of several factors in connection with preparing its fairness opinion. Please revise to disclose the financial forecasts that were reviewed by Cascadia Capital.

Public Market Trading Comparables and Comparable Transactions, page 28

9. For ease of investor understanding, please present the "Public Market Trading Comparables" analysis and "Comparable Transactions" analysis under separate headings. Under the "Public Market Trading Comparables," please identify any comparable companies that met the selection criteria but were excluded from the analysis, revise to include Helix's trailing revenue for the last twelve months, describe the "similar illiquidity issues," and describe how the analysis supports the fairness opinion.

10. Please revise to describe and quantify the criteria for selecting the comparable transactions, identify the companies that met the selection criteria but which were excluded from the analysis, include comparable information for Helix, and describe how the analysis supports the fairness opinion.

Discounted Cash Flow Analysis, page 29

11. Please revise to summarize the discounted cash flow analysis, disclose the underlying data, and describe why particular measures, multiples, rates and ratios were used.

Analysis of Private Financings of Public Company Comparables, page 30

12. Please revise to describe and quantify the criteria for selecting the comparable transactions, identify the companies that met the selection criteria but which were excluded from the analysis, include comparable information for Helix, and describe how the analysis supports the fairness opinion.

13. We note that Cascadia "applied historical revenue metrics based on implied valuation obtained from private investments in companies comparable to us, and utilized this methodology to normalize the illiquidity in the comparable company's common stock." Please revise to more clearly explain how the analysis was conducted and the underlying metrics used.

Analysis of Premiums in Comparable Going-Private Transactions, page 30

14. Please revise to describe and quantify the criteria for selecting the comparable going private transactions, identify the transactions that met the criteria but were excluded from the analysis, include comparable information for Helix, disclose the premiums for the comparable transactions, the 30-day volume weighted average stock price, and describe how the analysis supports the fairness opinion. Please also describe what "T-1 Stock Price" means.

Please contact Johnny Gharib, Staff Attorney, at (202) 551-3170 or me at 202-551-3411 with any questions.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions